

January 18, 2011

By U.S. Mail and Facsimile to: (973) 740-5264

Scott T. Parker
Executive Vice President and Chief Financial Officer
CIT Group Inc.
505 Fifth Avenue
New York, New York 10017

   Re: **CIT Group Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Form 10-Q for the Quarterly Period Ended September 30, 2010
       File No. 001-31369

Dear Mr. Parker:

   We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

          Sincerely,

          Sharon Blume
          Assistant Chief Accountant